SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (de) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-17156

A. Full title of the plan and address of the plan, if different from that of the issuer named below: Merisel, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Merisel, Inc. 127 West 30th Street, New York, NY 10001

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements
and Supplemental Schedules

December 31, 2006

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006
Notes to Financial Statements

Supplemental Schedules:
Schedule of Assets (Held at End of Year) as of December 31, 2006
Schedule of Late Remittances

Signatures

Exhibit Index

Exhibit 23.1 - Consent of Independent Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Merisel, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Merisel, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2006 and 2005, and the changes in the net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
New York, New York
July 14, 2007

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments : Prudential Retirement Insurance group annuity contract:
Pooled separate accounts	$11,869,723	$7,732,833
Guaranteed income fund	3,518,731	2,542,096
Merisel, Inc. common stock	252,742	629,688
Participant loans	396,093	108,896

Total investments	16,037,289	11,013,513

Receivables:
Participant contributions	-	71,850
Employer contributions	38,546	40,391
Accrued interest	-	93

Total assets	16,075,835	11,125,847

Net assets available for benefits	$16,075,835	$11,125,847

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions to net assets attributed to:
Investment income
Interest income	$125,511
Net depreciation in fair value of Merisel, Inc. common stock	(301,494)
Net appreciation in fair value of pooled separate accounts	1,297,250
Total investment income	1,121,267

Contributions:
Employer	769,069
Participant	1,798,778
Rollover	2,708,645
Total contributions and rollovers	5,276,492

Total additions	6,397,759

Deductions from net assets attributed to:

Benefits paid to participants	1,396,445
Deemed distributions	25,565
Administrative expenses and other deductions, net	25,761
Total deductions	1,447,771

Net increase	4,949,988

Net assets available for benefits:
Beginning of year	11,125,847

End of year	$16,075,835

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

1. Description of Plan
The following description of the Merisel, Inc. 401(k) Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of Merisel, Inc. the (“Company”) who have 30 days of service and are aged twenty-one years or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50 percent of the first 6 percent of annual compensation that a participant contributes to the Plan. The Company’s matching contribution is made on a bi-weekly basis, in line with each pay period, and is subject to an annual true up adjustment. To qualify for the bi-weekly matching contribution, participants must be employed by the Company on the last day of each pay period. The amount of the matching contribution is determined each year by the Board of Directors which may, at its discretion, determine that no matching contribution will be made.

Investment Options
Prudential Bank and Trust Company is the trustee while Prudential Retirement Insurance and Annuity Company (collectively “Prudential”) is the custodian and record keeper of the plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The investment options, under the Plan’s group annuity contract with Prudential, comprise of pooled separate accounts as well as funds held in the insurance company general account reflecting a guaranteed income fund.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, contributions or account balances, as specified by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear an interest rate equal to 2 percentage points more than the prime rate stated in the Wall Street Journal on the day the loan is made. The interest rates for loans outstanding at December 31, 2006 ranged from 5.0 percent to 10.25 percent. Principal and interest is paid ratably through payroll deductions. The repayment terms are five years or less.

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of years. Inservice distributions are allowed under certain conditions.

Forfeited Accounts
At December 31, 2006 and 2005, forfeited nonvested accounts totaled $3,206 and $4,494, respectively. These accounts may be used to reduce future employer contributions to the Plan and/or to pay administrative expenses. In 2006 and 2005, employer contributions were reduced by $6,594 and $19,730, respectively, and administrative expenses were offset by $2,250 and $80, respectively, from forfeited nonvested accounts.

Acquisitions
During the Plan year ended December 31, 2006 Merisel, Inc. acquired several operating entities. The retained employees were allowed to rollover their account balances from their previous employers’ plans and to join the Merisel, Inc. 401(k) Retirement Savings Plan. Vesting of emp-loyer contributions for all such new participants will be based on their previous employers hire date in determining their vesting date.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

2. Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last trade date of the Plan year. Common stock is valued at the close price on the last trade date of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held in the Guaranteed Incomce Fund are valued at contract value as estimated by Prudential Retirement Insurance Company. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market semi-annually. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis.

The Plan’s investment in Merisel, Inc. common stock is stated at fair value as determined by quoted market prices.

Participant loans are stated at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Risk and Uncertainties
The plan provides for various investments options. Investments are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the accompanying financial statements.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Expenses incurred in the administration of the Plan are paid by the Plan, unless paid by the Company at its option. During 2006 and 2005, the Plan paid $2,250 and 3,850, respectively, to Prudential for administrative and transaction charges, as well as for fees related to the purchase and sale of Merisel, Inc. stock. The Company at its discretion, decided to pay the fees of the independent registered public accounting firm.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

4. Investments

The following presents investments that represent five percent or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
Prudential Retirement Insurance group annuity contract accounts:

Guaranteed Income Fund	$3,518,731	$2,542,096
Pooled separate accounts:
S&P 500 Index Fund	1,461,231	1,099,293
Fidelity Advisor Equity Growth Account	1,486,424	1,517,241
Lifetime 30 Fund	888,929	662,855
Lifetime 40 Fund	1,307,767	713,640
Lifetime 50 Fund	1,179,250	*
International Blend/The Boston Co.	844,472	*
Mid Cap Value Fund (Wellington Mgmt.)	965,380	*
Wells Fargo Small Cap Value Fund	1,247,502	874,053
Mid Cap Growth/Artisan Partners	803,476	*

Merisel, Inc. Common Stock	*	629,688

* Amount represents less than 5%.

For the year ended December 31, 2006 the net appreciation in the fair value of investments in pooled separate accounts was $1,297,250 and the net depreciation of the fair value of the investment in Merisel, Inc. Common Stock was $301,494.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The investment contracts (Guaranteed Account) earned an average interest rate of approximately 3.3% and 2.9% in the years ended December 31, 2006 and 2005, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 3.65% and 2.95% at December 31, 2006 and 2005, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance, which approximate the current market rate, were 3.65% and 2.95% at December 31, 2006 and 2005, respectively, and were determined based upon the performance of Merisel’s general account. The credited interest rates can be changed quarterly. The guarantee is based on Merisel’s ability to meet its financial obligations from the general assets of Merisel. Restrictions apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

5.	Tax Status

The Plan is an individually designed plan. The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Party-In-Interest Transactions

Certain plan investments are separate accounts managed by Prudential. Since Prudential is the trustee, custodian, and record keeper as discussed in Note 1, Plan expenses discussed in Note 2 are considered party-in-interest transactions. Participant loans are also considered party-in-interest transactions.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

7.	Late Remittances

During the Plan year ended December 31, 2006, the Company failed to remit to the Plan’s trustee certain employee contributions totaling $22,184 within the period prescribed by the Department of Labor Regulations. All late remittances were eventually contributed into the Plan as of December 31, 2006. The Company made contributions to members for any lost earnings and interest. Such interest is not considered material to the Plan as a whole.

During the Plan year ended December 31, 2005, employee withholdings in the amount of $53,262 were remitted within the appropriate time period by the Company but not appropriately included in the participant’s accounts by Prudential. The Company and Prudential became aware of the occurrence subsequently and have taken the appropriate steps to correct the situation in 2006. Prudential computed the lost earnings on these 2005 remittances and made a contribution for lost earnings to the Plan in 2006. The non timely remitted employee contributions and earnings from this contribution are included in the participant contributions in the plan assets in the financial statements.

8.	Form 5500 Reconciliation

Due to reconciling items net assets available for benefits do not agree to the form 5500 for 2006 and 2005. The schedule of the reconciling item follows:

	Years Ended December 31,
	2006	2005
Net assets available for benefits per the finaical statements	$16,037,289	$11,013,315
Benefit payments	262,281	-
Net assets available for benefits per the Form 5500	$15,775,008	$11,013,315

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
(EIN 95-4172359 Plan 004)
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item 4i - Form 5500)

December 31, 2006

Identity of issuer or borrower	Description of investment	Cost **	Current value

*Prudential Retirement Insurance	Group annuity contract (GA-37125)

*Prudential Retirement Insurance	Guaranteed Income Fund		$3,518,731
*Prudential Retirement Insurance	S&P Index Fund		1,461,231
*Prudential Retirement Insurance	Fidelity Advisor Equity Growth Account		1,486,424
*Prudential Retirement Insurance	PRUDENTIAL Lifetime20 Fund		613,784
*Prudential Retirement Insurance	PRUDENTIAL Lifetime30 Fund		888,929
*Prudential Retirement Insurance	PRUDENTIAL Lifetime40 Fund		1,307,767
*Prudential Retirement Insurance	PRUDENTIAL Lifetime50 Fund		1,179,250
*Prudential Retirement Insurance	International Blend/The Boston Co.		844,472
*Prudential Retirement Insurance	Mid Cap Value Fund (Wellington Mgmt.)		965,380
*Prudential Retirement Insurance	Wells Fargo Advisor Small Cap Value Fund		1,247,502
*Prudential Retirement Insurance	Alliance Growth & Income Fund		691,371
*Prudential Retirement Insurance	Mid Cap Growth/Artisan Partners		803,476
*Prudential Retirement Insurance	Small Cap Growth/Granahan		379,117
*Prudential Retirement Insurance	AP Fund		1,020
*Participant loans	Loans to participants with interest rates ranging from 5.00% to 10.25%		396,093
*Merisel, Inc.	Shares of plan sponsor common stock		252,742

			$16,037,289
*Indicates a party-in-interest to the Plan as defined by ERISA.

** Cost of participant directed investments is not required to be disclosed.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Schedule of Late Remittances

December 31, 2005, 2006

Participant contributions Transferred late to the Plan	Amounts Not Corrected	Amounts Corrected Outside VFCP (Voluntary Fiduciary Correction Program	Amounts Pending Correction or in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$22,184 (1)	N/A	$22,184	N/A	N/A
$53,262 (2)	N/A	$53,262	N/A	N/A

(1) During the Plan year ended December 31, 2006, the Company failed to remit to the Plan’s trustee certain employee contributions totaling $22,184 within the period prescribed by the Department of Labor Regulations. All late remittances were eventually contributed into the Plan as of December 31, 2006. The Company made contributions to members for any lost earnings and interest. Such interest is not considered material to the Plan as a whole.

(2) During the Plan year ended December 31, 2005, employee withholdings in the amount of $53,262 were remitted within the appropriate time period by the Company but not appropriately included in the participant’s accounts by Prudential. The Company and Prudential became aware of the occurrence subsequently and have taken the appropriate steps to correct the situation in 2006. Prudential computed the lost earnings of $93 on these 2005 remittances and made a contribution for lost earnings to the Plan in 2006. The non timely remitted employee contributions and earnings from this contribution are included in the participant contributions in the plan assets in the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 16, 2007		Merisel, Inc. 401(k) Retirement Savings Plan

	By:	/s/ Jon H. Peterson
Jon H. Peterson
Title: Chief Financial Officer

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm